EXHIBIT 13.2

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the Quarterly Payment Date on March 3, 2003


                        ME PORTFOLIO MANAGEMENT LIMITED,
                    as manager of the SMHL Global Fund No. 3
             -------------------------------------------------------
             (Exact name of Registrant as specified in its Charter)


          LEVEL 23, 360 COLLINS STREET, MELBOURNE, VIC 3000, AUSTRALIA
         -------------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]         Form 40-F []


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes []              No [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.

OTHER EVENTS

         On the Quarterly Payment Date falling on March 3, 2003, Perpetual Trustees Australia Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the SMHL Global Fund No. 3, by the undersigned, thereunto duly authorized.


                                   ME Portfolio Management Limited,
                                   as Manager for the SMHL Global Fund No.3,
                                   -----------------------------------------
                                   (Registrant)




Dated: March 28, 2003             By:    /S/  NICHOLAS VAMVAKAS
                                     -------------------------------------------
                                     Name:    Nicholas Vamvakas
                                     Title:   Director (Chief Financial Officer)

                                 EXHIBIT INDEX


EXHIBIT   DESCRIPTION
-------   ----------------------------------------------------------------------

99.1      Revised Noteholders Report for the Quarterly Payment Date on
          March 3, 2003

                              SMHL Global Fund No.3


For Distribution Date: 06/02/2003


                                    Beginning
            Original                 Period              Principal
Class       Balance            Investment Amount       Distribution
-----       -------            -----------------       ------------
A     USD 1,400,000,000.00   USD 1,187,078,117.99   USD 122,300,149.53
B        AUD 33,700,000.00      AUD 33,700,000.00             AUD 0.00

                                             Ending                Outstanding
     Interest            Total               Period                 Principal
   Distribution      Distribution        Invested Amount             Balance
   ------------      ------------        ---------------             -------
USD 4,677,293.87  USD 126,977,443.40  USD 1,064,777,968.46  USD 1,064,777,968.46
  AUD 448,496.22      AUD 448,496.22     AUD 33,700,000.00     AUD 33,700,000.00


           Bond          Current Pass
Class     Factor        Through Rates*
-----     ------        --------------
A       $0.760555692     1.55875% * Based on a LIBOR of: 1.33875%
B       $1.000000000     5.28000% * Based on a BBSW of:  4.73000%



AMOUNTS PER $1,000 UNIT
                                                                 Ending
          Principal        Interest           Total              Period
Class    Distribution    Distribution      Distribution          Balance
-----    ------------    ------------      ------------          -------
A      USD 87.35724966   USD 3.94017361   USD 91.29742327   USD 760.55569176
B      AUD 0.0000000     AUD 13.3084932   AUD 13.3084932    AUD 1,000.0000000


Quarterly
Principal            Scheduled
Distribution         Principal         Prepayments       Liquidations   Insurance Proceeds          Total
------------         ---------         -----------       ------------   ------------------          -----
Class A          USD 7,576,977.74   USD114,723,171.79         USD 0.00           USD 0.00   USD 122,300,149.53
Per $1000 unit     USD 5.41212696      USD81.94512270   USD 0.00000000     USD 0.00000000      USD 87.35724966

Class B             AUD 0.0000000       AUD 0.0000000    AUD 0.0000000      AUD 0.0000000          AU0.0000000
Per $1000 unit      AUD 0.0000000       AUD 0.0000000    AUD 0.0000000      AUD 0.0000000        AUD 0.0000000


Collateral Distributions             Current Period            Since Inception            Current Period     Since Inception
------------------------             --------------            ---------------            --------------     ---------------
Beginning Collateral Balance         AUD 2,199,900,945.23    AUD 2,588,444,542.68   USD 1,205,545,717.98    USD 1,418,467,609.39
-Scheduled Principal Payments               13,826,601.72           31,038,370.75           7,576,977.74           17,009,027.17
-Unscheduled Principal Payments            222,755,441.21          616,203,934.13         122,069,981.79          337,679,755.91
+Principal Redraws                          13,406,587.59           35,523,252.09           7,346,810.00           19,466,742.15
-Insurance Proceeds                                  0.00                   0..00                   0.00                    0.00
-Liquidation Proceeds                                0.00                    0.00                   0.00                    0.00
-Realized Losses from Liquidations                   0.00                    0.00                   0.00                    0.00
                                                     ----                    ----                   ----                    ----
Ending Collateral Balance            AUD 1,976,725,489.89    AUD 1,976,725,489.89   USD 1,083,245,568.46    USD 1,083,245,568.46
                                         ================        ================       ================        ================


Outstanding Mortgage Information          Period              Since Inception            Period                Since Inception
--------------------------------          ------              ---------------            ------                ---------------
Outstanding Principal Balance
  - Fixed rate housing loans           AUD 271,141,246.15     AUD 316,985,272.56       USD 148,585,402.89     USD 173,707,929.36
Outstanding Principal Balance
  - Variable rate housing loans      AUD 1,705,584,243.74   AUD 2,271,459,270.12       USD 934,660,165.57   USD 1,244,759,680.03
                                         ----------------       ----------------           --------------       ----------------
Total Outstanding Principal Balance  AUD 1,976,725,489.89   AUD 2,588,444,542.68     USD 1,083,245,568.46   USD 1,418,467,609.39
                                         ================       ================         ================       ================

Quarterly Interest Collections Waterfall                       AUD                    USD
----------------------------------------                       ---                    ---
Interest Collections
--------------------
Gross Interest Income Received from Mortgages            AUD 32,312,303.03      USD 17,707,142.06
Payments from/(to) Fixed/Floating Swap Provider               (479,740.85)           (262,897.98)
Payments from/(to) Currency Swap Provider                  (18,942,297.49)        (10,380,379.02)
Interest Income received from Cash holdings                     567,477.31             310,977.57
Principal Draws                                                       0.00                   0.00
Liquidity Facility Draws                                              0.00                   0.00
                                                                      ----                   ----
Net proceeds available for Interest Waterfall            AUD 13,457,742.00       USD 7,374,842.62
                                                             =============           ============


Distribution of Interest Collections
------------------------------------
Trustee's fee and Expenses                                AUD 1,905,146.44        USD 1,044,020.25
Interest Carryforward paid to A                                       0.00                    0.00
Current Interest due to A                                    27,477,505.28           15,057,672.89
Payments from swap provider due to A                        (18,942,297.49)         (10,380,379.02)
Interest Carryforward paid to Class B                                 0.00                    0.00
Current Interest due to Class B                                 448,496.22              245,775.93
Other                                                            12,863.46                7,049.18
Deposit into Cash Collateral Account                                  0.00                    0.00
Reimbursement of Principal Draws                                      0.00                    0.00
                                                                      ----                    ----
Total Distribution of Interest Collections               AUD 10,901,713.91        USD 5,974,139.22
                                                             =============            ============


Outstanding Deferred Management Fees                      AUD 2,556,028.09        USD 1,400,703.40
                                                              ============            ============


Quarterly Principal Collections Waterfall     Period              Since Inception             Period              Since Inception
-----------------------------------------     ------              ---------------             ------              ---------------
Principal Collections
---------------------
Principal Collections from
  outstanding mortgage loans                AUD 236,582,042.93    AUD 647,242,304.88     USD 129,646,959.53    USD 354,688,783.07
Principal Redraws from outstanding
  mortgage loans                                (13,406,587.59)       (35,523,252.09)         (7,346,810.00)       (19,466,742.15)
Recoveries from previously
  charged off mortgage loans                              0.00                  0.00                   0.00                  0.00
Other                                                     0.00                  0.00                   0.00                  0.00
Less: Principal Draws for
  Interest Waterfall                                      0.00                  0.00                   0.00                  0.00
Plus: Reimbursement of Principal Draws
  from Interest Waterfall                                 0.00                  0.00                   0.00                  0.00
                                                          ----                  ----                   ----                  ----
Net proceeds available for
  Principal Waterfall                       AUD 223,175,455.34    AUD 611,719,052.79     USD 122,300,149.53    USD 335,222,040.93
                                                ==============        ==============         ==============        ==============


Outstanding Shortfalls and Chargeoffs                Period         Period
-------------------------------------                ------         ------
Principal Draws for Interest Waterfall               AUD 0.00     USD 0.00
Class A Interest Shortfall                               0.00         0.00
Accrued Interest on Class A Interest Shortfall           0.00         0.00
Class B Interest Shortfall                               0.00         0.00
Accrued Interest on Class B Interest Shortfall           0.00         0.00
Class A Charge Offs                                      0.00         0.00
Class A Carry Over Charge Offs                           0.00         0.00
Class B Charge Offs                                      0.00         0.00
Class B Carry Over Charge Offs                           0.00         0.00
Redraw Charge Offs                                       0.00         0.00
Redraw Carry Over Charge Offs                            0.00         0.00


Realized Loss Information                                             Period   Since Inception     Period    Since Inception
-------------------------                                             ------   ---------------     ------    ---------------
Realized Loss on Class A Bonds before Mortgage insurance             AUD 0.00      AUD 0.00        USD 0.00      USD 0.00
Realized Loss on Class B Bonds before Mortgage insurance             AUD 0.00      AUD 0.00        USD 0.00      USD 0.00
Realized Loss on Redraw Funding Facility before Mortgage insurance   AUD 0.00      AUD 0.00        USD 0.00      USD 0.00
Realized Loss on Class A Bonds after Mortgage insurance              AUD 0.00      AUD 0.00        USD 0.00      USD 0.00
Realized Loss on Class B Bonds after Mortgage insurance              AUD 0.00      AUD 0.00        USD 0.00      USD 0.00
Realized Loss on Redraw Funding Facility before Mortgage insurance   AUD 0.00      AUD 0.00        USD 0.00      USD 0.00


Cash Collateral Account                                              AUD                USD
-----------------------                                              ---                ---
Beginning Cash Collateral Account Balance              AUD 17,034,605.00   USD 9,334,963.54
+Interest Earned on Cash Collateral Account                   270,303.39         148,126.26
+Deposit from Interest Collections Waterfall                        0.00               0.00
-Current Period's Cash Collateral Account Draws                     0.00               0.00
-Current Period's Release to cash collateral provider         270,303.39         148,126.26
                                                              ----------         ----------
Ending Cash Collateral Account Balance                 AUD 17,034,605.00   USD 9,334,963.54
                                                           =============       ============

Required Cash Collateral Account Balance               AUD 15,295,591.90   USD 8,381,984.36
                                                           =============       ============


Delinquency Information                      # of Loans  Percentage of Pool  Loan Balance   % of Pool
-----------------------                      ----------  ------------------  ------------   ---------
31-60 Days                                       24             0.13%        3,480,421.70     0.18%
61-90 Days                                        6             0.03%          799,122.72     0.04%
90+ Days (excluding Loans in Foreclosures)        5             0.03%        1,074,893.12     0.05%
Loans in Foreclosure                              0             0.00%                   -     0.00%
                                                  -             ----                          ----
Total                                            35             0.19%        5,354,437.54     0.27%
                                                 ==             ====         ============     ====


Prepayment Information          Three Month CPR          Life
----------------------          ---------------          ----
                                     32.74%             35.37%